

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2012

Via E-mail
Mr. Hongwen Li
Chief Executive Officer
U.S. China Mining Group, Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

>   **Re: U.S. China Mining Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 30, 2012**
>   **Response Dated October 3, 2012**
>   **File No. 000-53843**

Dear Mr. Li:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-8

Goodwill, page F-9

1.   We note your response to comment one of our letter dated September 19, 2012, and it appears to us that your fair value estimate for the Tong Gong reporting unit as of December 31, 2011 is based on cash flows for approximately 12 years. Please confirm

our understanding and, if so, explain to us why your analysis only considers cash flows for approximately 12 years given Tong Gong's estimated remaining life of 22 years.

2.   It appears to us that your Tong Gong profit and loss projections at Exhibit A utilize the same selling price per ton and average cost per ton for both the self-production and brokered coal operations at Tong Gong. Please confirm our understanding and, if so, explain to us the basis for using identical selling price and cost estimates for these different operations at Tong Gong.

3.   We note your response to the third bullet point of comment two indicating that "…in China, coal can be sold after a rough sorting or no sorting, albeit at a different selling price." Please tell us how your ability to sell "run-of-mine" coal has been factored into the estimated selling prices you used in your fair value estimate for the Tong Gong reporting unit as of December 31, 2011 provided at Exhibit A.

        You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining